Exhibit 4.3

CO-TENANCY AGREEMENT

THIS AGREEMENT is dated the 1st day of April, 2007.

BETWEEN:

MINCO GOLD CORPORATION (formerly “Minco Mining & Metals Corporation”), located at Suite 2772, 1055 West Georgia Street, Vancouver, B.C., V6E 3P3

("Minco")

AND:

EAST ENERGY CORP. (formerly “Gobi Gold Inc.”), located at Suite 2772, 1055 West Georgia Street, Vancouver, B.C., V6E 3P3

("East Energy")

WHEREAS:

A.

Minco has entered into an agreement with Brookfield Properties (Vancouver) Ltd. to lease the premises located at Suite #2772, 1055 West Georgia Street, Vancouver, B.C., V6E 3P3 (the “Lease”);

B.

Minco and East Energy have entered into a co-tenancy agreement dated July 1, 2006 and Minco and East Energy agree that this agreement shall replace all other existing agreement(s) in their entirety.

C.

And whereas the Minco and East Energy wish to enter into this Co-Tenancy Agreement of the Premises for a period of eight (8) years commencing April 1, 2007, and this Co-Tenancy Agreement shall be subject to any amendments as recommended and final approval by the Landlord.

NOW THEREFORE it is hereby agreed as follows:

1.

Minco agrees to allow East Energy to occupy an office space for its business purposes for the duration of the term of the Co-Tenancy Agreement, located on the twenty-seventh (27th) floor of the Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3.  Such office space is more particularly outlined on the attached Schedule “1” and measures 1,118 square feet representing 24.3% of the allocated (excluding common areas) area of 4,593 square feet.  East Energy, however, may not assign its interest in the Co-Tenancy Agreement without the consent of Minco, which consent expressly may not be unreasonably withheld.

2.

East Energy agrees initially to pay to Minco rent in the amount of $5,130.86 per month  plus 6% GST ($307.95), representing 24.3% of the amount billed to Minco each month in advance on the first day of each and every month during the first twelve months of this Co-Tenancy Agreement, with the rent for any broken portion of a calendar month in which this Co-Tenancy Agreement terminates being pro-rated.  The monthly rent is for office rental only.  The monthly rent amounts after the initial twelve month period will be adjusted to reflect increases in rental payable under the lease. In addition, year end operating expenses and property tax adjustments also apply to 24.3%.

East Energy agrees to reimburse Minco and East Energy for any special costs which are incurred at East Energy's request.

In the event of default by East Energy in carrying out any of the terms or conditions of this Co-Tenancy Agreement, East Energy agrees to grant Minco first charge over its assets until any outstanding rent or other payments due as a result of this Co-Tenancy Agreement have been paid in full.

3.

East Energy agrees to observe and perform all Minco's covenants, wherever applicable to East Energy, in the Lease apart from the payment of rent and additional rent to the Landlord.

4.

East Energy may request a copy of the Lease by written request to Minco and Minco shall provide a copy of the Lease upon receiving such request.

5.

East Energy shall pay all of its business related costs and any taxes in respect of the business carried on by East Energy in and upon or by reason of its occupancy of the Premises, including all costs related to the installation of its telephone and internet services, locksmith and security pass services.  East Energy will have access to the business equipment on the Premises (such as copier and fax machine), basic reception and administration services and sundry office provisions for a monthly usage charge of $1,500.00.

6.

Minco will add East Energy to its insurance policy as taken with its insurance provider with respect to commercial general liability and tenants liability and as an addition insured in respect of the Premises as to comply with the obligations of Minco under the Lease and shall be subject, as regards both the Landlord and Minco, to the same obligations and same limitations of liability with respect to damage, loss, or injury as are set out in the Lease between the Landlord and Minco.  East Energy agrees to reimburse Minco for its proportionate cost of insurance;

7.

East Energy will have the right to vacate the premises on six (6) months written notice to Minco.

8.

Minco covenants with East Energy:

a)

for quiet enjoyment of the Premises;

b)

to pay all rent and additional rent reserved under the Lease;

c)

to enforce for the benefit of East Energy of the Premises the covenants and obligations of the Landlord under the Lease with the intent that the benefit of such covenants and obligations be extended to the Premises to be enjoyed by East Energy.

9.

The rights and obligations of East Energy with respect to the installation, alteration, or removal of fixtures and improvements and signs shall be governed by the applicable provisions of the Lease.

10.

The provisions of the Lease regarding the Landlord's remedies against Minco and the Premises in connection with Minco's default under the Lease are hereby incorporated in this Co-Tenancy Agreement for the benefit of Minco against East Energy and the Premises provided East Energy has caused such default of this Co-Tenancy Agreement.

11.

This Co-Tenancy Agreement shall be interpreted under and governed by the laws of the Province of British Columbia.

12.

Time is of the essence herein.

IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as and from the day, month and year first above written.

MINCO GOLD CORPORATION

C/S

“Ken Z. Cai”

Authorized Signatory

EAST ENERGY CORP.

C/S

“Mar Bergstrom”

Authorized Signatory

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